March 7, 2025

GreenPower Motor Company Inc.
#240 - 209 Carrall Street
Vancouver, British Columbia V6B 2J2
Canada

Re: GreenPower Motor Company Inc.

Dear Sir/Madam:

We have acted as counsel for GreenPower Motor Company Inc., a British Columbia corporation (the "Company"), with respect to the proposed issuance and sale by the Company, from time to time through Roth Capital Partners, LLC (the "Agent") as the sales agent, of common shares of the Company in an aggregate offering amount of up to US$850,000 (the "ATM Shares") pursuant to a Registration Statement on Form F-3 (File No. 333-276209) (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), the prospectus dated February 2, 2024 filed with the Commission in connection with the Registration Statement (the "Base Prospectus"), the prospectus supplement dated March 7, 2025, filed with the Commission pursuant to Rule 424(b) of the General Rules and Regulations of the Act (together with the Base Prospectus the "Prospectus") and a sales agreement dated March 7, 2025 (the "Sales Agreement") between the Company and the Agent.

In connection with this opinion, we have examined the following documents:

(a) the notice of articles and articles of the Company, as amended;

(b) the resolutions adopted by the board of directors of the Company pertaining to the ATM Shares;

(c) the Registration Statement;

(d) the Prospectus; and

(e) the Sales Agreement.

In addition, we have examined such other documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed.

We have assumed that the signatures on all documents examined by us are genuine, that all documents submitted to us as originals are authentic and that all documents submitted to us as copies or as facsimiles of copies or originals, conform with the originals, which assumptions we have not independently verified.

Bentall 5 550 Burrard St Suite 2501 Vancouver, BC V6C 2B5 (604) 674-9170 (604) 674-9245 Fax cozen.com

GreenPower Motor Company Inc. March 7, 2025 Page 2

Based upon the foregoing and the examination of such legal authorities as we have deemed relevant, and subject to the qualifications and further assumptions set forth below, we are of the opinion that the ATM Shares, when issued and delivered by the Company against payment therefor in accordance with the terms of the Sales Agreement, will be duly and validly authorized and issued as fully paid and non-assessable common shares in the capital of the Company.

This opinion letter is opining upon and is limited to the laws of the Province of British Columbia and the federal laws of Canada applicable therein, as such laws presently exist and to the facts as they presently exist.  We express no opinion with respect to the effect or applicability of the laws of any other jurisdiction. We assume no obligation to revise or supplement this opinion letter should the laws of such jurisdiction be changed after the date hereof by legislative action, judicial decision or otherwise.

We consent to the references to our firm in the Prospectus and to the filing of this opinion as an exhibit to a Report of Foreign Private Issuer on Form 6-K to be filed with the Commission for incorporation by reference into the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or rules and regulations of the Commission.

Sincerely,

/s/ Cozen O'Connor LLP